Filed Pursuant to Rule 433
Registration No. 333-202524
March 28, 2017
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Equity Index Underlying Supplement dated March 5, 2015)



HSBC USA Inc.

# Autocallable Yield Notes

## Linked to the S&P 500® Index and the Russell 2000® Index (each an "Underlying", and together, the "Reference Asset")

► Annualized monthly coupons of at least 6.84% per annum, to be determined on the Pricing Date and to be paid in equal monthly installments (approximately 0.57% per month)

► Contingent return of principal; if the notes are not called and a Trigger Event occurs, the return on the notes is linked to the performance of the Least Performing Underlying

► Callable quarterly on or after October 26, 2017

► 15 Month Maturity

► All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Yield Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-17 of this free writing prospectus.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement and page S-2 of the accompanying Equity Index Underlying Supplement.**

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $970 and $990 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

| | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per security | $1,000 | | |
| Total | | | |

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.35% and referral fees of up to 0.75% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 0.75% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-17 of this free writing prospectus.

| The Notes: | | |
|---|---|---|
| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |

HSBC ◆

## Indicative Terms[1]

| | |
|---|---|
| **Principal Amount** | $1,000 per security |
| **Term** | 15 months |
| **Reference Asset** | Composed of the S&P 500® Index ("SPX") and the Russell 2000® Index ("RTY") (each an "Underlying" and together the "Underlyings"). |
| **Annual Coupon Rate** | At least 6.84% per annum (to be determined on the Pricing Date), approximately 0.57% per month. |
| **Call Feature** | The Notes will be automatically called if the Official Closing Level of each Underlying is at or above its Initial Level on any Call Observation Date on or after October 26, 2017.[2] In that case, you will receive a payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the coupon payment payable on the corresponding Call Payment Date[2] |
| **Final Return** | With respect to each Underlying $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$ |
| **Least Performing Underlying** | The Underlying with the lowest Final Return |
| **Payment at Maturity per Note** | Unless the Notes are automatically called, for each $1,000 Principal Amount of Notes, you will receive a payment on the Maturity Date calculated as follows, plus the final coupon payment:<br>(a) If a Trigger Event does not occur, 100% of the Principal Amount.<br>(b) If a Trigger Event occurs and the Final Return of the Least Performing Underlying is positive or zero, an amount equal to 100% of the Principal Amount.<br>(c) If a Trigger Event occurs and the Final Return of the Least Performing Underlying is negative, an amount equal to (i) 100% of the Principal Amount multiplied by (ii) the sum of one plus the Final Return of the Least Performing Underlying. |
| **Trigger Event** | A Trigger Event occurs if the Official Closing Level of either Underlying is below its Trigger Level on any scheduled trading day during the Observation Period.[2] |
| **Trigger Level** | For each Underlying, 70% of its Initial Level. |
| **Trade Date and Pricing Date** | April 25, 2017 |
| **Original Issue Date** | April 28, 2017 |
| **Final Valuation Date** | July 26, 2018 |
| **Maturity Date** | July 31, 2018 |
| **CUSIP / ISIN** | 40433U2X3 / US40433U2X37 |

## The Notes

The Notes may be suitable for investors who believe the level of each Underlying will remain above its Trigger Level and who seek fixed monthly coupon payments (higher than the yield on traditional conventional debt securities with a similar term and issued by issuers with a credit rating similar to ours) as long as the Notes are not automatically called.

If the Notes are not automatically called and if a Trigger Event does not occur during the Observation Period, you will receive the Principal Amount at maturity plus the final coupon payment.

If the Notes are not automatically called and if a Trigger Event occurs with respect to either Underlying in the Reference Asset during the Observation Period, you may lose some or all of your Principal Amount. In that case, even with the coupon payments made prior to maturity, your return on the Notes may be negative.

If both Underlyings are at or above their respective Initial Levels on any Call Observation Date, your Notes will be automatically called and you will receive a payment equal to 100% of the Principal Amount plus the coupon payment payable on the corresponding Call Payment Date



[1] As more fully described on page FWP-4.

[2] See page FWP-5 for Observation Period, Call Observation Dates, Call Payment Dates and Coupon Payment Dates.

## Illustration of Payment Scenarios

Your payment on the Notes will depend on whether the Notes have been automatically called and whether a Trigger Event occurs. Regardless of whether a Trigger Event occurs, you will receive your monthly coupons on each Coupon Payment Date, subject to your Notes being automatically called. If you lose some or all of your Principal Amount, even with the coupon payments, your return on the Notes may be negative.



## Information about the Reference Asset

The S&P 500® Index is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.





The Russell 2000® Index consists of the smallest 2,000 companies included in the Russell 3000® Index, which is composed of the 3,000 largest U.S. companies as determined by market capitalization.

The graphs above illustrate the performance of the Underlyings from January 1, 2008 through March 24, 2017. Past performance is not necessarily an indication of future results. For further information on the Reference Asset please see "Information Relating to the Reference Asset" beginning on page FWP-15 and "The S&P 500® Index" and "The Russell 2000® Index" in the accompanying Equity Index Underlying Supplement. We have derived all disclosure regarding the Underlyings from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Underlyings.

# HSBC USA Inc.
# 15-Month Autocallable Yield Notes



This free writing prospectus relates to a single offering of Autocallable Yield Notes. The Notes will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked to the performance of two indices (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Asset:** | The S&P 500® Index ("SPX") and the Russell 2000® Index ("RTY") (each an "Underlying" and together the "Underlyings") |
| **Trade Date:** | April 25, 2017 |
| **Pricing Date:** | April 25, 2017 |
| **Original Issue Date:** | April 28, 2017 |
| **Final Valuation Date:** | July 26, 2018, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement. |
| **Maturity Date:** | 3 business days after the Final Valuation Date, expected to be July 31, 2018. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement. |
| **Call Feature:** | We will automatically call the Notes if the Official Closing Level of each Underlying is at or above its Initial Level on any Call Observation Date on or after October 26, 2017. If the Notes are automatically called, they will be redeemed on the corresponding Call Payment Date, per $1,000 Principal Amount of Notes, at 100% of their Principal Amount together with the coupon payment payable on that day. |
| **Payment at Maturity:** | Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value plus the final coupon payment. |
| **Final Settlement Value:** | ▸ *If a Trigger Event does not occur, 100% of the Principal Amount.*<br>▸ *If a Trigger Event occurs and the Final Return of the Least Performing Underlying is positive or zero, 100% of the Principal Amount.*<br>▸ *If a Trigger Event occurs and the Final Return of the Least Performing Underlying is negative, 100% of the Principal Amount multiplied by the sum of one plus the Final Return of the Least Performing Underlying. In such a case, you may lose up to 100% of your Principal Amount regardless of the performance of the other Underlying.* |
| **Trigger Event:** | A Trigger Event occurs if the Official Closing Level of either Underlying is below its Trigger Level on any trading day during the Observation Period. |
| **Trigger Level:** | For each Underlying, 70% of the Initial Level of such Underlying. |
| **Least Performing Underlying:** | The Underlying with the lowest Final Return. |

| | |
|---|---|
| **Observation Period:** | The period from but excluding the Trade Date to and including the Final Valuation Date, subject to adjustment as described under "Additional Terms of the Notes—Observation Periods" in the accompanying Equity Index Underlying Supplement. |
| **Call Observation Dates:** | The 3rd Business Day prior to the relevant Call Payment Date. The Call Observation Dates are subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement. |
| **Call Payment Dates:** | October 31, 2017, January 31, 2018, April 30, 2018, and the Maturity Date, The Call Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement. |
| **Annual Coupon Rate (paid monthly):** | At least 6.84% per annum (to be determined on the Pricing Date), payable monthly in equal installments (approximately 0.57% per month). |
| **Coupon Payment Dates:** | May 31, 2017, June 30, 2017, July 31, 2017, August 31, 2017, September 29, 2017, October 31, 2017, November 30, 2017, December 29, 2017, January 31, 2018, February 28, 2018, March 29, 2018, April 30, 2018, May 31, 2018, June 29, 2018, and the Maturity Date. The Coupon Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement. |
| **Final Return:** | With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$ |
| **Initial Level:** | The Official Closing Level of the relevant Underlying on the Pricing Date. |
| **Final Level:** | The Official Closing Level of the relevant Underlying on the Final Valuation Date. |
| **Official Closing Level:** | With respect to each Underlying, the Official Closing Level on any trading day for such Underlying will be the closing level of the Underlying as determined by the calculation agent as described under "Payment on the Notes—Official Closing Level" on page FWP-7 below. |
| **CUSIP / ISIN:** | 40433U2X3 / US40433U2X37 |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any U.S. securities exchange or quotation system. |
| **Estimated Initial Value:** | The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any." |

*The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.*

## GENERAL

This free writing prospectus relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any component security included in any Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Equity Index Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this free writing prospectus, beginning on page S-1 of the prospectus supplement and beginning on page S-2 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

- The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

- The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

## PAYMENT ON THE NOTES

### Call Feature

The Notes will be automatically called if the Official Closing Level of each Underlying is at or above its Initial Level on any Call Observation Date on or after October 26, 2017. If the Notes are automatically called, investors will receive, on the corresponding Call Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to 100% of the Principal Amount plus the coupon payment payable on that day.

### Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the final coupon payment plus the Final Settlement Value determined as follows:

- If a Trigger Event does not occur, 100% of the Principal Amount.

- If a Trigger Event occurs and the Final Return of the Least Performing Underlying is positive or zero, 100% of the Principal Amount.

- If a Trigger Event occurs and the Final Return of the Least Performing Underlying is negative, 100% of the Principal Amount multiplied by the sum of one plus the Final Return of the Least Performing Underlying, which will result in a Final Settlement Value less than the Principal Amount.

### Coupon

Unless the Notes are automatically called, on each Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Annual Coupon Rate divided by twelve. The expected Coupon Payment Dates are set forth above. The Coupon Payment Dates are subject to postponement for non-business days and other events as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement. For information regarding the record dates applicable to the Coupons paid on the

Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" on page S-11 in the accompanying prospectus supplement.

The Annual Coupon Rate will be at least 6.84% per annum, to be determined on the Pricing Date and to be paid in equal monthly installments.

**Official Closing Level**

With respect to each Underlying, the Official Closing Level on any trading day will be determined by the calculation agent based upon the closing level of such index, displayed on the following pages on the Bloomberg Professional® service: for SPX, page "SPX <INDEX>", and for RTY page "RTY <INDEX>." With respect to any of the foregoing, if the level for the relevant Underlying is not so displayed on such page, the calculation agent may refer to the display on any successor page on the Bloomberg Professional® service or any successor service, as applicable.

**Observation Period**

The period from but excluding the Trade Date to and including the Final Valuation Date, subject to adjustment as described under "Additional Terms of the Notes—Observation Periods" in the accompanying Equity Index Underlying Supplement.

**Calculation Agent**

We or one of our affiliates will act as calculation agent with respect to the Notes.

**Reference Sponsor**

With respect to SPX, S&P Dow Jones Indices LLC, a division of S&P Global, is the reference sponsor. With respect to RTY, FTSE Russell is the reference sponsor.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▶ You believe that the Official Closing Level of each of the Underlyings will not be below its Trigger Level on any trading day during the Observation Period.

▶ You are willing to make an investment that is potentially exposed to downside performance of the Least Performing Underlying on a 1-to-1 basis.

▶ You are willing to hold Notes that will be automatically called on any Call Observation Date on or after October 26, 2017 on which the Official Closing Level of each Underlying is at or above its Initial Level.

▶ You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▶ You are willing to be exposed to the possibility of early redemption.

▶ You are willing to forgo distributions paid on the stocks comprising the indices included in the Reference Asset.

▶ You are willing to hold the Notes to maturity.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▶ You believe that the Official Closing Level of one or both of the Underlyings will be below its Trigger Level on any trading day during the Observation Period.

▶ You are unwilling to make an investment that is potentially exposed to downside performance of the Least Performing Underlying on a 1-to-1 basis.

▶ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on or after October 26, 2017 on which the Official Closing Level of each Underlying is at or above its Initial Level, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▶ You are unwilling to be exposed to the possibility of early redemption.

▶ You prefer to receive the distributions paid on the stocks comprising the indices included in the Reference Asset.

▶ You prefer a product that provides upside participation in the Reference Asset, as opposed to the coupon being offered with respect to your Notes.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-2 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising either Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "—General risks related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**The Notes do not guarantee return of principal and you may lose all of your Principal Amount.**

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and if a Trigger Event occurs during the Observation Period and the Final Return of the Least Performing Underlying is negative. In this case, the Payment at Maturity will be less than the Principal Amount and you could lose all your Principal Amount if the level of the Least Performing Underlying falls to zero. In that case, even with the coupon payments, your return on the Notes may be negative.

**You will not participate in any appreciation in the level of any of the Underlyings included in the Reference Asset.**

The Notes will not pay more than the Principal Amount, plus any unpaid coupon payment, at maturity or if the Notes are automatically called. Even if the Final Return of each Underlying in the Reference Asset is greater than zero (regardless of whether a Trigger Event has occurred), you will not participate in the appreciation of any Underlying. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus any coupon payments. Under no circumstances, regardless of the extent to which the level of any Underlying appreciates, will your return exceed the total amount of the coupon payments. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Underlyings included in the Reference Asset.

**The Notes are subject to the credit risk of HSBC USA Inc.**

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including coupons and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**If a Trigger Event occurs with respect to any Underlying, your return will be based on the Final Return of the Least Performing Underlying.**

The performance of either of the Underlyings may cause a Trigger Event to occur. If a Trigger Event occurs and the Notes are not automatically called, your return will be based on the Final Return of the Least Performing Underlying without regard to the performance of the other Underlying or which Underlying caused the Trigger Event to occur. As a result, you could lose all or some of your initial investment if the Final Return of the Least Performing Underlying is negative and a Trigger Event occurs, even if there is an increase in the level of the other Underlying. This could be the case even if the other Underlying caused the Trigger Event to occur or the other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

**The Notes may be automatically called prior to the Maturity Date.**

If the Notes are automatically called early, the holding period over which you will receive coupon payments could be as little as 12 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

**Small-capitalization risk.**

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them.  In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel.  Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences.  Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

**Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the levels of each Underlying.**

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the prices of the Underlyings to the same degree for each Underlying. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying of the two Underlyings to which the Notes are linked.

**Changes that affect the Reference Asset may affect the market value of the Notes and the amount you will receive at maturity.**

The policies of the reference sponsor of each Underlying concerning additions, deletions and substitutions of the constituents comprising such Underlying and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of such Underlying.  The policies of the reference sponsor with respect to the calculation of the relevant Underlying could also affect the level of such Underlying.  The reference sponsor may discontinue or suspend calculation or dissemination of the relevant Underlying. Any such actions could affect the value of the Notes and the return on the Notes.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

**The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes.  This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities.  As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market.  In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you.  We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models.  These pricing models consider certain assumptions and variables, which can include volatility and interest rates.  Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the relevant Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of any Underlying relative to its Initial Level. We cannot predict the Official Closing Level of either Underlying at any time during the Observation Period, including on a Call Observation Date or on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or return on the Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of the Least Performing Underlying's Final Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the Notes are suitable to your investment goals.

▸ Principal Amount: $1,000

▸ Trigger Level: 70% of the Initial Level of each Underlying

▸ Hypothetical Annual Coupon Rate (paid monthly): 6.84% per annum, approximately 0.57% per month. The actual Annual Coupon Rate will be determined on the Pricing Date and will not be less than 6.84% per annum.

▸ The Notes are held until maturity and are not automatically called.

| | Trigger Event Does Not Occur[1] | | | | Trigger Event Occurs[2] | | | |
|---|---|---|---|---|---|---|---|---|
| Least Performing Underlying's Final Return | Hypothetical Total Coupon Paid Over the Term of the Notes[3] | Hypothetical Final Settlement Value | Hypothetical Total Payment on the Notes | Hypothetical Total Return on the Notes | Hypothetical Total Coupon Paid Over the Term of the Notes[3] | Hypothetical Final Settlement Value | Hypothetical Total Payment on the Notes | Hypothetical Total Return on Notes |
| 100.00% | $85.50 | $1,000 | $1,085.50 | 8.55% | $85.50 | $1,000 | $1,085.50 | 8.55% |
| 90.00% | $85.50 | $1,000 | $1,085.50 | 8.55% | $85.50 | $1,000 | $1,085.50 | 8.55% |
| 80.00% | $85.50 | $1,000 | $1,085.50 | 8.55% | $85.50 | $1,000 | $1,085.50 | 8.55% |
| 70.00% | $85.50 | $1,000 | $1,085.50 | 8.55% | $85.50 | $1,000 | $1,085.50 | 8.55% |
| 60.00% | $85.50 | $1,000 | $1,085.50 | 8.55% | $85.50 | $1,000 | $1,085.50 | 8.55% |
| 50.00% | $85.50 | $1,000 | $1,085.50 | 8.55% | $85.50 | $1,000 | $1,085.50 | 8.55% |
| 40.00% | $85.50 | $1,000 | $1,085.50 | 8.55% | $85.50 | $1,000 | $1,085.50 | 8.55% |
| 30.00% | $85.50 | $1,000 | $1,085.50 | 8.55% | $85.50 | $1,000 | $1,085.50 | 8.55% |
| 20.00% | $85.50 | $1,000 | $1,085.50 | 8.55% | $85.50 | $1,000 | $1,085.50 | 8.55% |
| 10.00% | $85.50 | $1,000 | $1,085.50 | 8.55% | $85.50 | $1,000 | $1,085.50 | 8.55% |
| 0.00% | $85.50 | $1,000 | $1,085.50 | 8.55% | $85.50 | $1,000 | $1,085.50 | 8.55% |
| -10.00% | $85.50 | $1,000 | $1,085.50 | 8.55% | $85.50 | $900 | $985.50 | -1.45% |
| -20.00% | $85.50 | $1,000 | $1,085.50 | 8.55% | $85.50 | $800 | $885.50 | -11.45% |
| -25.00% | $85.50 | $1,000 | $1,085.50 | 8.55% | $85.50 | $750 | $835.50 | -16.45% |
| -30.00% | $85.50 | $1,000 | $1,085.50 | 8.55% | $85.50 | $700 | $785.50 | -21.45% |
| -40.00% | N/A | N/A | N/A | N/A | $85.50 | $600 | $685.50 | -31.45% |
| -50.00% | N/A | N/A | N/A | N/A | $85.50 | $500 | $585.50 | -41.45% |
| -60.00% | N/A | N/A | N/A | N/A | $85.50 | $400 | $485.50 | -51.45% |
| -70.00% | N/A | N/A | N/A | N/A | $85.50 | $300 | $385.50 | -61.45% |
| -80.00% | N/A | N/A | N/A | N/A | $85.50 | $200 | $285.50 | -71.45% |
| -90.00% | N/A | N/A | N/A | N/A | $85.50 | $100 | $185.50 | -81.45% |
| -100.00% | N/A | N/A | N/A | N/A | $85.50 | $0 | $85.50 | -91.45% |

[1] The Official Closing Level of each Underlying never falls below its respective Trigger Level on any trading day during the Observation Period.

[2] The Official Closing Level of either Underlying falls below its Trigger Level on any trading day during the Observation Period.

[3] Assuming the Annual Coupon Rate is 6.84% and the Notes have been held to maturity, the hypothetical total amount of the coupons paid on the Notes as of the Maturity Date will equal $85.50, with hypothetical coupon payments of $5.70 made on each Coupon Payment Date.

**Hypothetical Examples of the Final Settlement Value**

The three examples below set forth a sampling of hypothetical Final Settlement Values based on the following assumptions:

▸ Principal Amount of Notes: $1,000

▸ Trigger Level: 70% of the Initial Level of each Underlying

▸ Hypothetical Annual Coupon Rate (paid monthly): 6.84% per annum, approximately 0.57% per month. The actual Annual Coupon Rate will be determined on the Pricing Date and will not be less than 6.84% per annum

▸ Hypothetical Initial Level: 2,000.00 with respect to the SPX and 1,100.00 with respect to the RTY

The actual Initial Levels with respect to the SPX and RTY will be determined on the Pricing Date.

In addition to the Final Settlement Value, you will be entitled to receive coupon payments monthly on each Coupon Payment Date, up to and including the Maturity Date (or the Call Payment Date corresponding to a Call Observation Date on which the Notes are automatically called, if applicable).

The examples provided herein are for illustration purposes only. The actual Final Settlement Value, if any, will depend on whether the Notes are automatically called and if a Trigger Event occurs and, if so, the Final Return of the Least Performing Underlying. You should not take these examples as an indication of potential payments. It is not possible to predict whether the Notes will be automatically called and if a Trigger Event will occur and, if so, whether and to what extent the Final Return of the Least Performing Underlying will be less than zero.

**Example 1: The Notes are not automatically called and each Underlying falls below its Trigger Level, therefore a Trigger Event occurs. Additionally, the Final Return of the Least Performing Underlying is less than zero.**

| Underlying | Initial Level | Lowest Official Closing Level During the Observation Period | Final Level |
|---|---|---|---|
| SPX | 2,000.00 | 1,300.00 (65% of Initial Level) | 1,300.00 (65% of Initial Level) |
| RTY | 1,100.00 | 605.00 (55% of Initial Level) | 660.00 (60% of Initial Level) |

Since each of the Official Closing Levels of SPX and RTY are below their respective Trigger Levels during the Observation Period, a **Trigger Event occurs**. RTY is the Least Performing Underlying.

Therefore, the Final Return of the Least Performing Underlying =

$$\frac{\text{Final Level of RTY} - \text{Initial Level of RTY}}{\text{Initial Level of RTY}}$$

= (660.00 – 1,100.00) / 1,100.00 = **-40.00%**

Final Settlement Value = Principal Amount of the Notes × (1 + Final Return of the Least Performing Underlying)

= $1,000 × (1 + -40%) = **600.00**

Therefore, with the total coupon payment of $85.50 over the term of the Notes, the total payment on the Notes is $685.50.

**Example 2: The Notes are not automatically called and a Trigger Event occurs, even though the Least Performing Underlying never reaches or falls below its Trigger Level. Additionally, the Final Return of the Least Performing Underlying is less than zero.**

| Underlying | Initial Level | Lowest Official Closing Level During the Observation Period | Final Level |
|---|---|---|---|
| SPX | 2,000.00 | 1,700.00 (85% of Initial Level) | 1,760.00 (88% of Initial Level) |
| RTY | 1,100.00 | 605.00 (55% of Initial Level) | 1,045.00 (95% of Initial Level) |

Since the Official Closing Level of RTY is below its Trigger Level during the Observation Period, a **Trigger Event occurs**. SPX is the Least Performing Underlying, even though its Official Closing Level never falls below its Trigger Level.

Therefore, the Final Return of the Least Performing Underlying =

$$\frac{\text{Final Level of SPX} - \text{Initial Level of SPX}}{\text{Initial Level of SPX}}$$

$$= (1,760.00 - 2,000.00) / 2,000.00 = \textbf{-12.00\%}$$

Final Settlement Value = Principal Amount of the Notes × (1 + Final Return of the Least Performing Underlying)

$$= \$1,000 \times (1 + -12\%) = \textbf{\$880.00}$$

Therefore, with the total coupon payment of $85.50 over the term of the Notes, the total payment on the Notes is $965.50.

**Example 3: The Notes are not automatically called and a Trigger Event does not occur.**

| Underlying | Initial Level | Lowest Official Closing Level During the Observation Period | Final Level |
|---|---|---|---|
| SPX | 2,000.00 | 1,700.00 (85% of Initial Level) | 1,800.00 (90% of Initial Level) |
| RTY | 1,100.00 | 990.00 (90% of Initial Level) | 990.00 (90% of Initial Level) |

Since the Official Closing Level of each Underlying was not below its Trigger Level, a Trigger Event does not occur.

Therefore, the Final Settlement Value equals **$1,000**.

Additionally, with the total coupon payment of $85.50 over the term of the Notes, the total payment on the Notes is $1,085.50.

**Example 4: The Notes are automatically called on the first Call Observation Date.**

| Underlying | Initial Level | Official Closing Level on the first Call Observation Date |
|---|---|---|
| SPX | 2,000.00 | 2,100.00 |
| RTY | 1,100.00 | 1,210.00 |

Since the Official Closing Level of both Underlyings was at or above their respective Initial Levels, the Notes were automatically called and you are no longer entitled to receive any Final Settlement Value. Therefore, on the corresponding Call Payment Date you would receive your $1,000 Principal Amount of Notes plus the coupon payment of $5.70 owed to you on that date. As a result, on the first Call Payment Date, you would be entitled to receive a total payment of $1,005.70. Once the Notes are automatically called, they will no longer remain outstanding and there will not be any further coupon payments on the Notes.

# INFORMATION RELATING TO THE REFERENCE ASSET

## Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of February 28, 2017 were: Information Technology, Financials, Health Care, Consumer Discretionary and Industrials.

*For more information about the SPX, see "The S&P 500® Index" beginning on page S-44 of the accompanying Equity Index Underlying Supplement.*

## Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from January 2, 2008 through March 24, 2017. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX during the Observation Period, including on a Call Observation Date or on the Final Valuation Date.

## Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of February 28, 2017 were: Financial Services, Technology, Health Care, Consumer Discretionary and Producer Durables.

***For more information about the RTY, see "The Russell 2000® Index" beginning on page S-36 of the accompanying Equity Index Underlying Supplement.***

## Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from January 2, 2008 through March 24, 2017. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY during the Observation Period, including on a Call Observation Date or on the Final Valuation Date.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this free writing prospectus and (ii) any accrued but unpaid interest payable based upon the Coupon Rate calculated using the actual number of days in the applicable Coupon Payment Period, and on the basis of a 360-day year In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Return for each Underlying, and the accelerated maturity date will be the third business day after the accelerated Final Valuation Date. If a market disruption event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Return will be made on such date, irrespective of the existence of a market disruption event with respect to the other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.35% and referral fees of up to 0.75% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 0.75% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the accompanying prospectus supplement under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this free writing prospectus.

We will not attempt to ascertain whether any of the entities whose stock is included in an Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in an Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in an Underlying and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in an Underlying is or becomes a PFIC or a USRPHC.

*U.S. Holders.* Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). For purposes of dividing the Annual Coupon Rate of at least 6.84% (to be determined on the Pricing Date) on the Notes among interest on the Deposit and Put Premium, [●]% constitutes interest on the Deposit and [●]% constitutes Put Premium.

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

*Non-U.S. Holders.* Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of coupon payments on the Notes is uncertain, the entire amount of the coupon payment will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, U.S. Treasury regulations provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2018. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

*Foreign Account Tax Compliance Act.* The IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption, or other disposition of the Notes will only apply to dispositions after December 31, 2018.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

## TABLE OF CONTENTS

You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

# HSBC USA Inc.

## $    Autocallable Yield Notes

### March 28, 2017

### FREE WRITING PROSPECTUS